UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THE TJX COMPANIES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	1-4908	04-2207613
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
770 Cochituate Road, Framingham, MA 01701
(Address of principal executive offices) (Zip Code)
Scott Goldenberg
(508) 390-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Company has filed a Conflict Minerals Report, included as Exhibit 1.01 to this Form, and made this Form SD and the Conflict Minerals Report available on its website, www.tjx.com, in the Investors: Financial Information: SEC filings section at: https://investor.tjx.com/investors/financial-information/sec-filings.
Information appearing on www.tjx.com is not a part of, and is not incorporated by reference into, this Form SD.

Item 1.02	Exhibit
The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form.
Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report, as described in Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TJX COMPANIES, INC.

/s/ Scott Goldenberg	Dated: June 1, 2020
Scott Goldenberg
Senior Executive Vice President,
Chief Financial Officer

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